Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

Autonomous City of Buenos Aires, June 30, 2025.

To the Comisión Nacional de Valores (Argentine Securities Commission)

Ref.: Relevant Information
To whom it may concern,
I am writing to inform you that our subsidiary, Banco de Galicia y Buenos Aires S.A. (“The Bank”), has released the following announcement to the markets: With reference to the material event dated June 2, 2025, regarding the authorization granted by the Superintendency of Financial and Foreign Exchange Institutions of the Argentine Central Bank for the payment of a dividend in the amount of ARS 300,000,000,000 (expressed in December 2024 currency), the Bank hereby informs that the payment will be made in cash, in 10 monthly and consecutive installments.
Each installment will be paid in constant currency, adjusted using the most recently published National Consumer Price Index (CPI) by the National Institute of Statistics and Census (INDEC). The tentative payment schedule is as follows:

Installment No.	Payment Availability Date	Amount as of December 2024 Currency (*)
1	30/06/2025	$ 30.000.000.000
2	31/07/2025	$ 30.000.000.000
3	29/08/2025	$ 30.000.000.000
4	30/09/2025	$ 30.000.000.000
5	31/10/2025	$ 30.000.000.000
6	28/11/2025	$ 30.000.000.000
7	30/12/2025	$ 30.000.000.000
8	30/01/2026	$ 30.000.000.000
9	27/02/2026	$ 30.000.000.000
10	31/03/2026	$ 30.000.000.000
$ 300.000.000.000

(*) On each date the dividend becomes available, a corresponding payment notice will be issued, indicating the amount of the installment expressed in constant currency.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183

Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

The dividend distribution is subject to a 7% withholding tax pursuant to Articles 97 and 193 of the Argentine Income Tax Law (as consolidated by Decree No. 824/2019, as amended).
The payment will be processed through the Bank’s Securities Department, located at Perón 430, Buenos Aires City. Shareholders may reach out via email at: Relaciones.Institucionales@bancogalicia.com.ar.

Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
    Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183